

06001852

SECURIT   SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSÉ INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5TH AVENUE, SUITE 3024
                                (No. and Street)

SEATTLE   WA   98101
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS A. YOUNG   (206) 624-6651
                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN, PLLC
                         (Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSF

MAR 1 3 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____DENNIS A. YOUNG_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____COSSÉ INTERNATIONAL SECURITIES, INC._____, as of _____DECEMBER 31_____, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ACCOUNT 001-69002	CHARLES B. COSSÉ
ACCOUNT 001-69006	CHARLES B. COSSÉ AND SANDRA COSSÉ, JTWROS
ACCOUNT 001-69051	CHARLES B. COSSÉ TRUSTEE FBO JULIA T. COSSÉ
ACCOUNT 001-69054	SANDRA T. COSSÉ
ACCOUNT 001-69005	CHARLES B. COSSÉ, DBA COSSÉ INTERNATIONAL PROPERTIES

_____
Signature

_____
Notary Public

_____Vice President/Treasurer_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (NOT APPLICABLE)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O)   STATEMENT OF CASH FLOW.

X (P)   INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5.



COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

C O N T E N T S

Page



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Cossé International Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Cossé International Securities, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cossé International Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Peterson Sull— PLLC

January 5, 2006

1

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	795,324
Segregated cash		38,892
Note receivable		5,287
Deposits with clearing organizations and others		216,962
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $118,169		7,319
	$	1,063,784

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to customers	$	64,084
Accrued expenses		21,000
		85,084
Stockholder's Equity		
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding		25,000
Retained earnings		953,700
		978,700
	$	1,063,784

See Notes to Financial Statement

Note 1. Summary of Significant Accounting Policies and Operations

Organization – Cossé International Securities, Inc. ("Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Estimates – The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash – Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of federally insured limits.

Segregated Cash – In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2005, $38,892 was held in a segregated account.

Property, Equipment and Leasehold Improvements – Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Payable to Customers – Payable to customers include amounts due on cash transactions.

Income Tax – The Company has elected S corporation status for tax purposes, and is not taxed at the company level. Instead, its items of income, loss, deduction and credit are passed through to its stockholder in computing his individual tax liabilities. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election.

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
December 31, 2005

(continued)

Note 2. Deposits with Clearing Organization and Others

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain deposits at the organizations and must maintain excess net capital of $500,000 (as defined by SEC rules).

Note 3. Leases

The Company leases its office space under an operating lease that expires April 30, 2008. The following is a schedule of minimum rent payments required under noncancelable operating leases for the years ending December 31:

2006	$	101,479
2007		105,035
2008		35,419
	$	241,933

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2005, the Company had computed net capital of $957,882, which was in excess of the required net capital level by $707,882. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.